HERITAGE SERIES TRUST

CLASS R3
DISTRIBUTION PLAN

AMENDED
SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Heritage Series Trust Class R3 Distribution Plan shall be as follows:

SMALL CAP STOCK FUND	0.50%
INTERNATIONAL EQUITY FUND	0.50%
MID CAP STOCK FUND	0.50%
DIVERSIFIED GROWTH FUND	0.50%
CORE EQUITY FUND	0.50%
EAGLE SMALL CAP CORE VALUE FUND	0.50%

Dated: September 13, 2005, as amended on September 12, 2008.